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                            WSB FINANCIAL GROUP, INC.
                               607 PACIFIC AVENUE
                               BREMERTON, WA 98337

                                December 8, 2006

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  Mr. Jonathan E. Gottlieb

            RE:    WSB Financial Group, Inc.
                   Request for Acceleration of Effective Date
                   Registration No. 33-137038 - Form S-1, as amended

Dear Mr. Gottlieb:

     WSB Financial Group, Inc. hereby requests that the effective date of its registration statement on Form S-1 be accelerated to 3:00 p.m. Eastern Standard Time, on Tuesday, December 12, 2006, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

     The Company hereby acknowledges at the time of this request, that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please contact our counsel, Thomas A. Sterken of Keller Rohrback L.L.P. Their telephone number is (206) 623-1900 and their fax number is (206) 623-3384.

                                     Sincerely,

                                     WSB FINANCIAL GROUP, INC.

                                     By: /s/ David K. Johnson
                                         ---------------------------------------
                                         David K. Johnson
                                         President and Chief Executive Officer